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EXHIBIT (a)(3)
LETTER TO SHAREHOLDERS

                                                                   July 18, 2000

To the Shareholders of Business Resource Group:

     We are pleased to report that on July 7, 2000, Business Resource Group (the "Company") entered into a Plan and Agreement of Merger (the "Merger Agreement") with BRG Acquisition Corporation, a Delaware corporation (the "Purchaser"). The Merger Agreement provides for the acquisition of all outstanding shares of Common Stock, par value $0.01 per share, of the Company (the "Common Stock") by the Purchaser at a price of $9.25 per share, net to the seller in cash, without interest. Under the terms of the proposed transaction, the Purchaser has commenced a tender offer (the "Offer") for all of the outstanding shares of Common Stock at $9.25 per share, net to the seller in cash, without interest. The Offer is currently scheduled to expire at 5:00 PM New York City time, August 11, 2000, unless otherwise extended.

     Following the successful completion of the Offer and upon approval by a shareholder vote, if required, the Company will be merged with and into the Purchaser (the "Merger") and all shares of Common Stock not purchased in the Offer will be converted into the right to receive, without interest, an amount in cash equal to the amount paid pursuant to the Offer.

     UPON THE RECOMMENDATION OF A COMMITTEE OF INDEPENDENT, DISINTERESTED DIRECTORS NOT AFFILIATED WITH THE PURCHASER OR ITS SHAREHOLDERS, YOUR BOARD OF DIRECTORS (WITH THE THREE DIRECTORS WHO WILL ACQUIRE EQUITY INTERESTS IN ONE OR BOTH THE PURCHASER OR ITS PARENT CORPORATION BEING ABSENT OR NOT VOTING) HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES OF COMMON STOCK AND RECOMMENDS THAT ALL HOLDERS OF SHARES OF COMMON STOCK TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

     Accompanying this letter is a copy of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission. The Special Committee of the Board of Directors of the Company has received an opinion, dated July 6, 2000, of Merrill Lynch, Pierce, Fenner & Smith Incorporated, that the $9.25 per share cash consideration to be paid in the Offer and the Merger to the holders of shares of Common Stock is fair, from a financial point of view, to such holders, other than the management participants. A copy of this opinion is attached to the Schedule 14D-9.

     Under separate cover, you will be receiving a copy of the Offer to Purchase and related materials of the Purchaser, including a Letter of Transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of the Offer and provide instructions for tendering your shares of Common Stock.

     WE URGE YOU TO READ EACH OF THE ENCLOSED MATERIALS CAREFULLY.

     The management and directors of the Company thank you for the support you have given the Company.

                                          Sincerely,
                                          The Special Committee to
                                          Business Resource Group